July 28, 2021

VIA EDGAR

Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

100 F Street, NE

Washington, DC 20549

Re:	Goldman Sachs Trust (811-05349), Goldman Sachs Trust II (811-22781) and Goldman Sachs MLP & Energy Renaissance Fund (811-22979) (together, the “Registrants”) — Review of Annual Report Disclosures

Dear Ms. Miller:

This letter responds to a comment you provided telephonically to Matthew Barsamian of Dechert LLP on Thursday, July 8, 2021, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual reports filed on Form N-CSR and other filings for certain series of the Registrants (each, a “Fund”), relating to the fiscal years ended August 31, 2020, October 31, 2020, November 30, 2020 and December 31, 2020 (as applicable).1 We have reproduced your comment below, followed by our response. References herein to a “Registrant” refer to the applicable Registrant, as the context requires.

[1]

You reviewed the annual reports of the following Funds: (1) Goldman Sachs MLP & Energy Renaissance Fund; (2) Goldman Sachs Absolute Return Tracker Fund, Goldman Sachs Alternative Premia Fund, Goldman Sachs Balanced Strategy Portfolio, Goldman Sachs China Equity Fund, Goldman Sachs Clean Energy Income Fund, Goldman Sachs Commodity Strategy Fund, Goldman Sachs Defensive Equity Fund, Goldman Sachs Dynamic Global Equity Fund, Goldman Sachs Emerging Markets Equity Fund, Goldman Sachs Emerging Markets Equity Insights Fund, Goldman Sachs Energy Infrastructure Fund, Goldman Sachs ESG Emerging Markets Equity Fund, Goldman Sachs Global Infrastructure Fund, Goldman Sachs Global Real Estate Securities Fund, Goldman Sachs Growth and Income Strategy Portfolio, Goldman Sachs Growth Strategy Portfolio, Goldman Sachs Imprint Emerging Markets Opportunities Fund, Goldman Sachs Income Builder Fund, Goldman Sachs International Equity Dividend and Premium Fund, Goldman Sachs International Equity ESG Fund, Goldman Sachs International Equity Income Fund, Goldman Sachs International Equity Insights Fund, Goldman Sachs International Real Estate Securities Fund, Goldman Sachs International Small Cap Insights Fund, Goldman Sachs International Tax-Managed Equity Fund, Goldman Sachs Large Cap Growth Insights Fund, Goldman Sachs Large Cap Value Insights Fund, Goldman Sachs Managed Futures Strategy Fund, Goldman Sachs MLP Energy Infrastructure Fund, Goldman Sachs Real Estate Securities Fund, Goldman Sachs Rising Dividend Growth Fund, Goldman Sachs Satellite Strategies Portfolio, Goldman Sachs Small Cap Equity Insights Fund, Goldman Sachs Small Cap Growth Insights Fund, Goldman Sachs Small Cap Value Insights Fund, Goldman Sachs U.S. Equity Dividend and Premium Fund, Goldman Sachs U.S. Equity Insights Fund and Goldman Sachs U.S. Tax-Managed Equity Fund, each a series of Goldman Sachs Trust; and (3) Goldman Sachs GQG Partners International Opportunities Fund, Goldman Sachs Multi-Manager Alternatives Fund, Goldman Sachs Multi-Manager Global Equity Fund, Goldman Sachs Multi-Manager Non-Core Fixed Income Fund, Goldman Sachs Multi-Manager Real Assets Strategy Fund, Multi-Manager International Equity Fund, Multi-Manager U.S. Dynamic Equity Fund, Multi-Manager U.S. Small Cap Equity Fund, Goldman Sachs Target Date 2025 Portfolio, Goldman Sachs Target Date 2030 Portfolio, Goldman Sachs Target Date 2035 Portfolio, Goldman Sachs Target Date 2040 Portfolio, Goldman Sachs Target Date 2045 Portfolio, Goldman Sachs Target Date 2050 Portfolio, Goldman Sachs Target Date 2055 Portfolio, Goldman Sachs Target Date 2060 Portfolio and Goldman Sachs Target Date Retirement Portfolio, each a series of Goldman Sachs Trust II.

July 28, 2021

Comment: With respect to the Goldman Sachs China Equity Fund, Goldman Sachs International Tax-Managed Equity Fund and Goldman Sachs Global Infrastructure Fund (and with respect to any other Funds to which this comment is applicable), please confirm that the Registrant’s non-GAAP policy relating to the disclosure required by paragraphs 20 through 21 of FASB ASC 825-10-50 is not material to the Funds.

Response: The Registrants confirm that the disclosure required by paragraphs 20 through 21 of FASB ASC 825-10-50 is not material to the Funds.

*                    *                     *

We will endeavor to incorporate the applicable comments discussed above as soon as reasonably practicable. Please do not hesitate to contact Matthew Barsamian of Dechert LLP (202.261.3392) with any questions or comments concerning this correspondence.

Very truly yours,

/s/ Joseph F. DiMaria
Joseph F. DiMaria

Treasurer, Principal Financial Officer and Principal Accounting Officer

Goldman Sachs Trust

Goldman Sachs Trust II

Goldman Sachs MLP & Energy Renaissance Fund

cc:	Caroline L. Kraus, Goldman Sachs Asset Management

Peter W. Fortner, Goldman Sachs Asset Management

Brenden P. Carroll, Dechert LLP

Matthew E. Barsamian, Dechert LLP